July 22, 2009
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.   20549-7010
Attention:     Mr. H. Roger Schwall
Dear Mr. Schwall:
Re:	Your reference # 1-34100

We are writing in response to your letter of June 23, 2009. The responses that follow are numbered to correspond with your questions which are also included herein for ease of reference.
Question #1:
Form 40-F for the Fiscal Year ended December 31, 2008
1.	It appears you do not meet the $75 million public float requirements for making filings on Form 40-F. Please advise or re-file on an eligible form. See General Instruction A(1)(iv) of Form 40-F.

Answer to Question #1:

Petroflow’s market capitalization exceeded $75 million on December 2nd in 2008. As that date was within 60 days of December 31, 2008, the Company met the $75 million public float requirement for making filings on Form 40-F in respect of the fiscal year ended December 31, 2008 in accordance with the instructions to General Instruction A.(2). Further, the Division of Corporation Finance Financial Reporting Manual provides in Section 16210.2 that Canadian issuers that list securities on a U.S. stock exchange are eligible to use Forms 40-F and 6-K to satisfy such registration or continuous reporting obligations under the Exchange Act if the issuer is eligible to use Form F-10. Petroflow was eligible to use Form F-10 at the end of its fiscal year as a result of the 60 day window to calculate market value for form eligibility purposes.
Question #2:
Description if the Business of the Company; Intangible Properties, Page 11
2.	You disclose that you have coined the term “Bubble Point Technology” to describe the physical process of recovering oil and gas production from your operations in Oklahoma. Please modify your disclosure to define this term, or provide further discussion to describe this technology.

Answer to Question #2:

We note your comment regarding “Bubble Point Technology”. In future filings we will provide further discussion to describe this technology.
Question #3:
Liquidity and Capital Resources, page 14
3.	We note from your disclosure that as of December 31, 2008 you have a working capital deficiency (excluding derivative contracts) of $26.2 million. We further note from your disclosure on page 24 of your Annual Information Form that you expect to spend $49.4 million on development cost for your proved and probable reserves during 2009. Given the limited availability under your revolving credit facility, please describe for us any additional sources of capital available, and how you intend to fund these items during 2009. Explain how you considered providing similar disclosure in your MD&A.

Answer to Question #3:

The disclosure on page 24 of the Annual Information Form (AIF) of the amount of $49.4 million reflected the estimated required capital expenditure costs as evaluated in the Reserves Report prepared by Haas Petroleum Engineering Services Inc. (Haas). Such future development costs were necessary to develop the undeveloped and probable reserves quantified in the Haas Report. Such reserves were quantified based on forecast prices specified in the Haas Report. The amount of $49.4 million did not and does not reflect the “expected” 2009 development costs of the Company. The amount was simply taken from the Reserves Report. Petroflow has not provided such guidance for 2009.

In respect of potential funding related to future development costs, the following was stated on page 24 of the AIF.

“The company anticipates that such finds will be derived from a combination of cash flow, debt, new equity financing, farm-outs or other similar arrangements”.

In our MD&A, the disclosure regarding our future development costs was not specified. However, the Company provided disclosure in respect of its future anticipated development program in the following three statements included on the MD&A.
Under the section entitled “Liquidity and Capital Resources” the following was stated (see MD&A, page 14).

“In light of the rapid drop in commodity prices, the Company has undertaken to re- evaluate all the costs associated with its operations. The Company has met with all of its larger suppliers and is confident that it will be able to reduce costs such that the Company can continue to earn the rates of return on capital that have been enjoyed previously. The Company will live within its financial means. While the Company is working through these arrangements with its service providers, Petroflow is suspending its drilling efforts for a short time. Once the Company has resolved these issues, the drilling program will resume”.

Under the section entitled “Business Risks and Risk Management”, the following was stated (see MD&A, page 20).

“The Company anticipates making substantial capital expenditures in the future for the exploration, development, acquisition and production of oil and natural gas reserves. If the Company’s revenues or reserves decline significantly, it may have limited ability to expend or acquire the capital necessary to implement future drilling programs. There can be no assurance that debt or equity financing will be available. The Company mitigates this risk by monitoring expenditures, operations and results of to manage available capital effectively”.

Under the section entitled “Future Prospects”, the following was stated (see MD&A, page 20).

“Petroflow has undertaken an analysis of its drilling costs in light of the rapid drop in commodity prices for gas, natural gas liquids and oil to historically low levels. The Company has engaged in extensive discussions with its vendors for the purpose of identifying the level of capital costs that will provide Petroflow with an acceptable go-forward return on its invested capital.

The Company is confident that it will be able to reduce costs such that it can continue to earn competitive rates of return. There remain many economically viable drilling locations in the Hunton Resource Play, even at current depressed prices. The Company will also live within its financial means. While working through these discussions with service providers, Petroflow has temporarily suspended drilling efforts. Once these issues are resolved, Petroflow will resume its drilling program.

Petroflow anticipates cost savings on drilling to be realized based on a combination of dramatically lower steel prices, lower fuel input prices, more competitive drilling prices and utilization of previously purchased equipment which can be transferred to future wells. Overall drilling costs could decline as much as 40% per well in 2009 as compared to 2008. The pause in drilling will also provide for additional de-watering time, which will allow the Company to connect a greater number of wells to existing water disposal facilities and will also enable its working interest partner to line up a greater inventory of drilling locations”.
Question #4:
Liquidity and Capital Resources, Page 14
4.	To help us understand your planned activities for 2009, tell us the following:
•	The amount of your initial and current budget for property acquisition, exploration and development for 2009.

•	The initial and current expected source of funds to complete the budgeted activities.

•	The impact on your financial position, results of operations or liquidity if any needed funds are not available to you.
Explain to us how you considered providing similar disclosure in the MD&A accompanying your annual and interim financial statements.

Answer to Question #4:

As per the Company’s 2009 budget, the initial plan for capital expenditures in 2009 was to spend $US 58.8 million primarily on drilling development wells but also including $1.9 million for mineral lease acquisition. The continued downward trend in commodity prices in early 2009 required that the Company re-think its planned capital expenditures for 2009. The Company suspended its drilling activities in March 2009 and confirmed this action by way of a Press Release on March 25, 2009. Currently there is no definite budget for capital expenditures.

Initial funds for 2009 capital expenditures were expected to be provided by a combination of corporate cash flow ($ 24.7 million) and incremental bank debt and working capital ($ 34.1 million). With poor commodity prices, both of these sources have been dramatically curtailed. Petroflow currently is seeking alternative forms of funding but is not yet in a position to state a definitive source or amount. The impact on our financial position, results of operations or liquidity if additional funding is not made available is not certain.

The Company provided its best estimate of its situation in the Note entitled “Nature of Operations and Ability to Continue As a Going Concern” to the March 31, 2009 interim financial statements which read as follows:
“Petroflow Energy Ltd. (the “Company” or “Petroflow”) is an oil and natural gas company involved in the exploration, development and production of oil and natural gas in Oklahoma, Texas and Alberta. The Company was incorporated under the Nova Scotia Companies Act in 1974 and during 1994 was continued under the Canada Business Corporations Act.

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles as applicable to a going concern which assumes that the Company will be able to recognize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Petroflow has had positive cashflow from operations in the last five quarters, however the Company has a working capital deficiency of $13,874,978 and a reported net loss of $17,822 in the current quarter. The Company is faced with a number of uncertainties which could impact the Company’s ability to continue as a going concern. These uncertainties include:
a)	If there are continued weak petroleum prices and natural gas prices, this will affect the ability of the Company to generate cash flows from its operations at satisfactory levels.

b)	The current recession and resulting equity market decline has delayed the Company’s ability to raise funds to continue its drilling programs.

c)	The Company has a US$110 million revolving credit facility with a banking syndicate. The Company was in compliance with its financial covenants as at March 31, 2009. Our internal financial projections indicate that the Company will continue to meet its financial covenants, however, elements outside of our control might develop that may affect these covenants. There is no assurance that future defaults if any will be waived, however, the company has historically received a waiver for all covenant defaults to date.

d)	Subsequent to March 31, 2009, Guaranty Financial Group Inc., a member of the Company’s banking syndicate announced that it and its wholly-owned subsidiary, Guaranty Bank (collectively “Guaranty”) had consented to the issuance of an Order to Cease and Desist (the “Order”) by the Office of Thrift Supervision in the United States. Under the Order, Guaranty has to raise additional capital or it will agree to consent to a merger with another bank or enter into a voluntary liquidation.
Management’s plan for addressing the above uncertainties is as follows:
a)	Operating cash flows are projected to be positive in the current oil and gas price environment. To mitigate the risk to operating cash flows, the Company has put in place additional natural gas and oil derivative contracts in the United States which should allow the Company to maintain positive cash flows for the remainder of the 2009 year and into 2010.
b)	The Company has restricted capital projects for the 2009 year to closely match the cash flows generated from operations.
c)	The Company is actively working with providers of equity capital and other forms of capital to supply necessary funds to assist the Company in its current and long term development plans.
d)	Petroflow’s primary area of focus in Oklahoma has historically generated low finding, development and acquisitions (FD&A) costs. This trend is expected to continue based on the Company’s proved undeveloped reserves and recent negotiations with drilling contractors and other service providers. The Company believes low FD&A costs will enhance its ability to attract equity investment.
e)	The current bank loan is based on proved oil and gas reserve values with a US $200,000,000 revolving credit facility of which US $110,000,000 is available. The Company believes that sufficient security is available to continue the current availability of this facility at this level. The Company’s banking syndicate has worked with the Company in the past and continues to support the Company.

f)	Management of the Company does not anticipate that the Order will have any effect on the terms of its Amended Facility with the banking syndicate.
There can be no assurance that the steps management is taking will be successful. These financial statements do not give effect to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities at amounts different from those reflected in these financial statements; such adjustments could be material”.
The uncertainty facing the Company was explained in the annual and interim MD&A. The excerpts from the annual MD&A were previously quoted in this letter in response to your Query # 3. In the Company’s March 31, 2009 interim MD&A, this uncertainty was explained in the section under “Liquidity and Capital Resources”.

“The current economic slowdown, reduced availability of credit, and challenging equity markets have resulted in Petroflow suspending its drilling efforts for a short time and setting its objectives for 2009 to operating within forecasted funds from operations”.

Question #5:

5.	We note the reduction in your drilling activity. Explain to us how this reduction will affect any farm-in or similar obligations and any undeveloped leasehold expirations. Tell us the proved undeveloped reserve volumes whose development you have delayed beyond five years from booking due to the reduction in available capital. Tell us whether there are PUD reserve volumes that you have de-booked due to this reduction.

Answer to question #5:

Under the terms of our Farm-out Agreement with Enterra Energy Trust, we are required to maintain a steady two rig drilling pace or in the alternative to drill at least thirty wells in any twenty month period. In the event that Enterra believes that Petroflow can no longer fulfill that commitment, Enterra can provide Petroflow with a default notice.

Upon receipt of that notice, Petroflow has sixty days to propose a plan to rectify the default and thirty days thereafter to resume its drilling program. To date, Petroflow has received no such notice. Petroflow is currently working with Enterra on a drilling plan which would resume drilling activities in September 2009.

Petroflow believes that if it can follow that particular program, the Company will not be at risk of losing its Farm-out rights. Mineral lease rights in Oklahoma are typically for a duration of three years. At present, Petroflow is not at risk of any significant loss of drilling rights related to upcoming lease expiration.

Capital expenditures associated with proved undeveloped reserve volumes recognized on the Haas Reserves Report are all scheduled to be conducted prior to the end of 2013 and consequently no undeveloped reserve volumes are currently expected to be delayed beyond five years. Petroflow has not de-booked any PUD reserve volumes.
Question #6:
6.	Notes to Consolidated Financial Statements; Note 5. Property and Equipment, page 6. On the top of page seven you explain that at December 31, 2008, you performed a ceiling test impairment in accordance with Canadian full cost accounting guidelines, and that no write-down was required. However, we note from page nine of management’s discussion and analysis that you incurred a $1.0 million write-down of property and equipment in the second quarter of 2008 as a result of downward reserve adjustments in Canada only. Explain to us how the 2008 impairment charge described in MD&A relates to the ceiling test results described in the notes to your financial statements.

Answer to Question #6:

The ceiling test calculations referred to in Note 5 of the Financial Statements reflect the results of calculations performed as of December 31, 2008 confirming the balance sheet carrying value of assets at that time compared to the future expected net revenues from the underlying reserves at that time. The write-down in question was incurred in the second quarter of 2008 and was reflected in the disclosures included in Note 3 to the June 30, 2008 interim Financial Statements. The MD&A for the year ended December 31, 2008 includes disclosures on an income basis for both the three month period and the year ended December 31, 2008. As the income statement recorded a change of $1.0 million during the year, the comment in the MD&A referred to that time frame.
Question #7:
Note 18. United States Accounting Principles and Reporting, page 21; Full Cost Accounting, page 23
7.	We note your discussion of the impairment tests recorded under Canadian and US GAAP as a result of the ceiling tests performed at December 31, 2008. Provide us copies of the December 31, 2008 ceiling test calculations under both Canadian and US GAAP.

Answer to Question #7:

We attach working papers used in the preparation of our ceiling tests for Canadian and US oil and gas properties, under both Canadian and US GAAP. (see Appendix). These work papers are submitted “supplementally” and we request the Staff return them after they have completed their review.

Question #8:
Exhibits 99.6 and 99.7
8.	We note you have omitted required language regarding internal control over financial reporting. Amend to provide the exact certification found in General Instruction B(6)(a)(1) of Form 40-F.

Answer to Question #8:

We omitted the required language because Petroflow was not required to include a report of management regarding internal controls over financial reporting in its Form 40-F due to the transition rules for newly public companies. As required by the instructions to General Instruction B.(6), Petroflow included the following language in the 40-F: “This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.” Release No. 33-8760, the adopting release for the Section 404 compliance transition period for newly public companies, states: “[t]he amendments also permit a newly public company, during the transition period, to omit the portion of the introductory language in paragraph 4 as well as language in paragraph 4(b) of the certification required by Exchange Act Rules 13a-14(a) and 15d-14(a) that refers to the certifying officers’ responsibility for designing, establishing and maintaining internal control over financial reporting for the company, until it files an annual report that includes a report by management on the effectiveness of the company’s internal control over financial reporting.” This relief has been codified in the last sentences of Rule 13a-14(a) which read: “The principal executive and principal financial officers of an issuer may omit the portion of the introductory language in paragraph 4 as well as language in paragraph 4(b) of the certification that refers to the certifying officers’ responsibility for designing, establishing and maintaining internal control over financial reporting for the issuer until the issuer becomes subject to the internal control over financial reporting requirements in §240.13a-15 or 240.15d-15.”
Question #9:
Interim financial Statements for the Quarterly Period Ended March 31, 2009; Notes to Consolidated Financial Statements, page 6; Note 7. Financial instruments and Risk Management , page 12; Credit Risk, page 15
9.	We note the increase in the aging of your accounts receivable as of March 31, 2009 as compared to December 31,2008. Explain to us the reason for this increase. As part of your response, tell us the amount of the Oklahoma severance tax rebate. Also, in view of the apparent deterioration in your accounts receivable, explain your basis for concluding that the provision relating to doubtful accounts is adequate. Explain how you considered providing similar disclosure in the notes to your financial statements.

Answer to Question #9:

The increase in aging of our accounts receivable from December 31, 2008 to March 31, 2009 is primarily due to two accounts.

Accounts receivable at both dates include an amount of $US 2,024,188 due from subsidiaries of SemGroup which filed for Chapter 11 bankruptcy protection in the United States. As the amount has not been collected since June 30, 2009, its aging has steadily increased. The Company has provided $CDN 2,159,181 as a doubtful receivable in respect of this amount and has provided detailed explanations regarding this receivable in Note 12 to the December 31, 2008 financial statements and $CDN 2,529,425 in Note 7 to the March 31, 2009 interim financial statements.

The second amount is the Oklahoma severance tax rebate amounting to $CDN 3,022,235 as of December 31, 2008 and $CDN 3,374,286 as of March 31, 2009.

The Company believes there is no risk attached to collection of the Oklahoma severance tax rebate and also believe the amounts owing from SemGroup have been adequately provided for. All other accounts receivable continue to be collected on a timely basis and therefore the Company concluded that the provision relating to doubtful accounts is adequate. The related disclosure in Notes to the financial statements is reflected in Note 12 under the sub-heading “Credit Risk”.
In closing, the Company acknowledges that;
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further question, please contact the undersigned.
Yours very truly,
PETROFLOW ENERGY LTD.
/s/  Duncan M. Moodie
Duncan M. Moodie
Chief Financial Officer